April 5, 2012

Via Edgar Transmission and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Loan Lauren P. Nguyen

Re:	Fiesta Restaurant Group, Inc.
Amendment No. 2 to Form 10-12B
Filed March 14, 2012
File No. 001-35373

Dear Ms. Nguyen:

Set forth below is the response on behalf of Fiesta Restaurant Group, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 27, 2012 (the “Comment Letter”) concerning the referenced Amendment No. 2 to Registration Statement on Form 10 which was filed with the Commission on March 14, 2012. For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response. In this comment response letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.

We are providing to you under separate cover five copies of Amendment No. 3 to the above-referenced Registration Statement on Form 10, which has been filed with the Commission concurrently herewith, four of which have been marked to show changes from the previously filed version.

Loan Lauren P. Nguyen

Securities and Exchange Commission

April 5, 2012

Industry Overview, page 3

1.	We note your response to our prior comment 2. We further note that you make reference to a compound annual growth rate from 2000 to 2010. Please disclose the restaurant rates of growth for “each of the years” from 2000 through 2010 or provide a cross-reference to such information in the registration statement. Alternatively, remove references to compound annual growth rate. Revise the discussion on page 84 in this manner as well.

We have revised the disclosure to remove references to the compound annual growth rate.

Annual Incentive Bonus Payments, page 107

2.	We note that Carrols Restaurant Group awarded annual incentive bonus payments to the executive officers. For example, you state that Mr. Vituli’s cash bonus for 2011 was conditioned upon Mr. Vituli achieving a minimum level of EBITDA. Please revise to disclose in your Compensation Discussion & Analysis the EBITDA targets that must be achieved in order for your executive officers to earn their annual incentive compensation or advise.

We have revised the disclosure as requested.

Loan Lauren P. Nguyen

Securities and Exchange Commission

April 5, 2012

If you have any additional questions regarding any of our responses or the revised Registration Statement on Form 10, please feel free to call me (212-880-3841) or Palash Pandya (212-822-2240) of Akerman Senterfitt LLP, or Joseph A. Zirkman, Vice President, General Counsel and Secretary of the Company (315-424-0513, ext. 2333).

Sincerely,

/s/ Wayne A. Wald

Wayne A. Wald

cc:	Daniel T. Accordino
Tim Taft
Paul R. Flanders
Joseph A. Zirkman
Amy Geddes
David Humphrey
J. Nolan McWilliams
Palash Pandya